Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

May 11, 2012	Robert W.Sweet Jr. 617 832 1160 direct rws@foleyhoag.com

Via EDGAR

Ms. Barbara C. Jacobs Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, NE Washington, DC 20549

Re:	Exa Corporation
Registration Statement on Form S-1
Filed August 3, 2011
File No. 333-176019

Dear Ms. Jacobs:

On behalf of Exa Corporation (“Exa”), please find transmitted herewith for filing Exa’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2011 (Registration No. 333-176019) and subsequently amended on October 7, 2011 and April 9, 2012 (as so amended, the “Registration Statement”). As a courtesy to the Staff, two copies of Amendment No. 3 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 3.

Amendment No. 3 is being filed in response to comments of the Staff set forth in the Commission’s letters dated November 1, 2011 and May 4, 2012. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers in Exa’s responses are to pages of the prospectus which forms a part of the Registration Statement (the “Prospectus”) as revised and included in Amendment No. 3. Other changes have also been made, as indicated in the marked materials.

Ms. Barbara C. Jacobs

May 11, 2012

On behalf of Exa, we respond to the specific comments of the Staff as follows:

A. Staff Letter dated November 1, 2011

General

1. Please further revise your summary and risk factor discussion to disclose more clearly the effective control your largest shareholders will likely continue to have over the company following the offering. In this regard, we note that in response to prior comment 11, you have revised the discussion of risks on page 4 of your summary to state that the ownership stake that insiders will continue to hold following the offering “may limit [other stockholders’] ability to influence corporate matters.” This description appears to understate the degree of control your largest stockholders will likely have, given that FMR LLC and the Boston Capital Ventures funds currently beneficially own 42% and 38%, respectively, of the company’s outstanding common stock, and the Boston Capital Ventures have a representative on your board. Please revise the referenced disclosure, as well as the related risk factor on page 22, to state unambiguously that your private equity investors and other insiders will likely continue to have effective control of the company following the offering. In addition, tell us what consideration you gave to providing related disclosure on the prospectus cover page.

Response: As noted in its prior response to the Staff’s letter dated November 1, 2011, Exa has continued to evaluate the appropriateness of providing disclosure on the prospectus cover page regarding the beneficial ownership of our common stock of FMR LLC and the Boston Capital Ventures funds following the completion of the offering. Based on current information, Exa expects FMR LLC and entities affiliated with it, and potentially also the Boston Capital Ventures funds, to participate to a significant degree as selling stockholders in the offering. While Exa does not currently know the precise number of shares to be issued in the offering or the exact extent to which FMR LLC or BCV will be selling stockholders in the offering, Exa expects, based on its discussions with these stockholders, that following the offering they will beneficially own, in the aggregate, less than 50% of Exa’s voting securities. Accordingly, these entities would not have voting control over matters submitted to the Exa’s stockholders for approval, even if they vote together.

As further discussed in response to Comment 2 below, Exa has revised the summary to state that following the offering, its private equity investors and other insiders, were they to act together, would be able to control most matters that require approval by its stockholders. Exa has also moved the related risk factor up to page 19, to give it greater prominence. Exa respectfully submits that with these modifications, the risk related to the future influence of its current officers, directors and 5% stockholders over the affairs of the company has been clearly and prominently disclosed, and additional discussion on the prospectus cover page is not necessary to adequately inform investors of this risk.

Ms. Barbara C. Jacobs

May 11, 2012

B. Staff Letter dated May 4, 2012

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: Exa has revised the prospectus cover page to disclose that it is an emerging growth company. Exa has also provided additional risk factor disclosure describing how and when a company may lose emerging growth company status and the various exemptions that will be available to Exa as an emerging growth company. Exa has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and has disclosed that election under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Jumpstart Our Business Startups Act of 2012” on page 60.

Ms. Barbara C. Jacobs

May 11, 2012

Prospectus Summary

Risks Associated with Our Business and Ownership of Our Stock, page 4

2. As requested in prior comment 1, please further revise your summary disclosure to state unambiguously that your private equity investors and other insiders will, acting together, have effective control of the company following the offering, as indicated in your revised risk factor on page 23. The revised summary disclosure stating that these insiders “will limit” minority shareholders’ ability to influence corporate matters appears to understate the degree of control of your private equity shareholders in particular may have following the offering, depending on the number of shares offered for sale by them.

Response: Exa has revised the summary disclosure to state that following the offering, its private equity investors and other insiders, were they to act together, would be able to control most matters that require approval by our stockholders.

Risk Factors

“We have identified material weaknesses in our internal control…,” page 22

3. You refer here to risks that may arise in the event that your independent registered public accounting firm is unable to express an opinion that your internal control is effective in the future. We again note that you appear to qualify as an emerging growth company under the JOBS Act, and as such you will be exempt from the auditor attestation requirements for the period specified in the Act. Please consider adding related risk factor disclosure.

Response: This risk factor has been expanded as suggested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income Taxes, page 42

4. We note that you reversed $12.8 million of your valuation allowance at January 31, 2012, whereas at January 31, 2011, you maintained a full valuation allowance against your United States deferred tax assets. Please explain in greater detail the positive and negative evidence that you considered to reverse your full valuation allowance at January 31, 2012. For example, we note your table on page F-31 indicates that your domestic operations incurred losses before income taxes in the years ended January 31, 2010 and January 31, 2011. Refer to FASB ASC 740-10-30-16 through 30-25.

Response: At each reporting period Exa weighs the available positive and negative evidence when assessing the realizability of its deferred tax assets. In accordance with ASC 740-10-30-17, Exa considers a number of factors, including recent operating performance and forecasted performance in early future years.

Ms. Barbara C. Jacobs

May 11, 2012

As of January 31, 2011, Exa considered the following evidence when assessing the need for a valuation allowance against the U.S. and non-U.S. net deferred tax assets:

•

For the U.S net deferred tax assets Exa considered its history of losses before tax in the current year and its cumulative loss before tax in the three years ended January 31, 2011. Although Exa was forecasting profit before tax in the U.S. for the year ended January 31, 2012, this positive evidence did not sufficiently outweigh the objectively verifiable history of losses before income taxes in recent periods. Accordingly, Exa maintained a full valuation allowance against its U.S. net deferred tax assets at January 31, 2011.

•

With respect to non-U.S. jurisdictions, Exa assessed the weight of available evidence by jurisdiction. As of January 31, 2011, Exa had attained profit before tax in each non-U.S. jurisdiction in which it operated in the current year and cumulatively for the three years in the period ended January 31, 2011 and forecasted profit before tax in its next fiscal year (2012). Based on the weight of the positive evidence, Exa concluded that its non-U.S. net deferred tax assets were realizable and accordingly reversed the full valuation allowance as of January 31, 2011.

As of January 31, 2012, Exa considered its history of profit and loss before income taxes in the three years ended January 31, 2012 when assessing the need for a valuation allowance against the U.S. net deferred tax assets. During the fourth quarter of fiscal year 2012, Exa achieved a cumulative profit before tax for the three years ended January 31, 2012. The combination of profit before tax in the current year, cumulative profit before tax over the three years ended January 31, 2012 and forecasted profit before tax in its next fiscal year (2013) provided sufficient positive evidence for Exa to conclude that it was appropriate to reverse the valuation allowance against its net U.S. deferred tax assets in the fourth quarter of fiscal year 2012.

The disclosures on pages 43 and 44 regarding the reversal of Exa’s tax valuation allowance have been updated to provide additional detail on the evidence Exa considered in connection with the reversal of the tax valuation allowance.

Equity-based compensation awards since February 1, 2010, page 45

5. You disclose in this section that on March 6, 2012, your board granted employee options to purchase an aggregate of 21,500 shares of your common stock, but your disclosure on page II-2 regarding recent sales of unregistered securities reflects that options exercisable into only 19,000 shares were issued on that date. Please revise or advise as appropriate.

Response: The disclosure on page II-2 regarding recent sales of unregistered securities has been corrected to reflect the grant of options to purchase 21,500 shares of Exa’s common stock on March 6, 2012.

Ms. Barbara C. Jacobs

May 11, 2012

Results of Operations

Fiscal year ended January 31, 2012 compared to fiscal year ended January 31, 2011, page 51

6. We note your expanded disclosures in response to prior comments 6 and 9. Your disclosure indicates that your provision for income taxes was significantly impacted by your release of the valuation allowance. Please expand your disclosures to provide additional explanation of this release. We also note that your foreign taxes and rate differential line in your table on page F-32 has significantly changed from your last amendment. To the extent that certain countries have had a more significant impact on your effective tax rate, disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Similar concerns apply to your discussion for the fiscal year ended January 31, 2011 compared to fiscal year ended January 31, 2010.

Response: The disclosures on pages 52 and 53 have been augmented to provide additional detail regarding the change in Exa’s tax provision for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

Liquidity and Capital Resources

Net Cash Flows from Operating Activities, page 56

7. Please expand your discussion for fiscal year 2012 to discuss the nature of the increase of your accounts payable and other assets at December 31, 2011. Refer to Section IV.B.1 of SEC Release 33-8350.

Response: The disclosure on page 57 regarding the increase to Exa’s accounts payable and other assets at January 30, 2012 has been augmented as requested.

Capital Resources, page 57

8. We refer you to your response to prior comment 24 in your response letter dated October 7, 2011. It appears that you have omitted the amount of cash and cash equivalents that are currently held outside of the United States that was previously disclosed. Please disclose this amount. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: Exa has restored the disclosure on page 58 regarding the amount of cash and cash equivalents held outside of the United States.

Ms. Barbara C. Jacobs

May 11, 2012

Executive Compensation

Summary Compensation Table for Fiscal Year 2012, page 83

9. We note that you have revised your summary compensation table to include compensation information for your named executive officers for fiscal year 2012. Please also provide compensation information for fiscal year 2011, given that you previously were required to provide this information in your registration statement. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Response: The summary compensation table has been expanded to include compensation information for fiscal year 2011.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

10. We have reviewed your response to the fourth bullet point of prior comment 13. Your response indicates that the information available for your customers’ “actual utilization patterns is anecdotal, and not sufficiently comprehensive or accurate to provide a reliable basis for recognition of license revenue.” We note your disclosure on page F-13 that licenses for capacity-based licenses may be software-only or provided in the form of SaaS. Your disclosure further states that these capacity-based licenses offer customers a limited amount of simulation capacity. In light of your inability to track this capacity for revenue recognition purposes, please explain how you are able to monitor the simulation capacity to ensure that simulation capacity does not exceed the terms of the license.

Response: Exa generates revenue from the licensing of its software products through subscription or capacity-based licenses. In all cases, licenses have a finite term, generally one year, and are bundled with support and maintenance. Use of the software during the license term is controlled through encrypted license keys that are required to operate the software and expire at the end of the term.

When a customer purchases a capacity-based license it can be utilized either on the customer’s hardware or on hardware provided by Exa in its datacenter. When capacity is utilized in Exa’s datacenter, Exa can directly monitor capacity usage to ensure a customer consumes only what it has purchased. When capacity is utilized on the customer’s hardware, the license key manager embedded in Exa’s software monitors utilization and automatically generates a consumption report that is available to the customer. However, for data security reasons Exa’s customers generally do not allow automatically generated reports originating within their infrastructure to be sent to Exa. Therefore, Exa relies on its customers to provide these utilization reports. Generally, Exa’s customers supply these reports as part of their close collaboration with Exa’s field support teams. These reports are typically supplied monthly on a monthly basis, though the manner and intervals at which the reports are provided do vary from customer to customer.

Ms. Barbara C. Jacobs

May 11, 2012

While the reports generated from Exa’s license key manager could in theory be tampered with, Exa is confident that its customers do not do so. Exa believes its customers are world-class companies that operate at very high ethical standards. In addition, Exa has close support relationships with its customers and generally has extremely good visibility into their activities and can observe independently their usage of Exa’s solutions. If a customer did consume more simulation hours than it had purchased, that would constitute a breach of Exa’s license agreement, for which it would have contractual remedies as in the case of any other breach. Exa is not aware of any instance in which this has occurred.

Because in each case Exa’s capacity-based licenses have a finite term and are bundled with support and maintenance, for which Exa does not have vendor-specific objective evidence of fair value, Exa recognizes revenue from these arrangements ratably as required by ASC 985-605.

Exa has augmented the disclosure under Critical Accounting Policies and Estimates—Revenue Recognition on page 42, and in Note 3 to the consolidated financial statements, to state that capacity usage is limited by contract to the specified amount.

Fair Value of Financial Instruments, page F-19

11. Please revise to add a table that reconciles the changes in financial instruments that were valued according to the Level 3 valuation hierarchy. See FASB ASC 820-10-50-2(c).

Response: The discussion regarding the fair value of financial instruments has been expanded to include a table reconciling the changes in financial instruments during the fiscal years ended January 31, 2012 and 2011 that were valued according to the Level 3 valuation hierarchy.

Ms. Barbara C. Jacobs

May 11, 2012

If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.

RWS:

cc:	Stephen A. Remondi

Kenneth J. Gordon Esq.